As filed with the Securities and Exchange Commission on May 31, 2002
Registration No. 333-83442

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXTREME NETWORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	77-0430270 (IRS Employer Identification No.)
3585 Monroe Street
Santa Clara, California 95051
(408) 579-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gordon L. Stitt
Chief Executive Officer
EXTREME NETWORKS, INC.
3585 Monroe Street
Santa Clara, California 95051
(408) 579-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
J. Howard Clowes, Esq.
Gray Cary Ware & Freidenrich LLP
139 Townsend Street, Suite 400
San Francisco, California 94107
(650) 833-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED MAY 31, 2002

PRELIMINARY PROSPECTUS

$200,000,000

3.5% Convertible Subordinated Notes due 2006 and the Common Stock Issuable Upon Conversion of the Notes

We issued the notes in a private placement in December 2001. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of Extreme Networks’ common stock. The notes are convertible at a conversion price of $20.96 per share, which is equal to a conversion rate of approximately 47.7213 shares per $1,000 principal amount of notes, subject to adjustment.

We will pay interest on the notes on June 1 and December 1 of each year, beginning June 1, 2002. The notes will mature on December 1, 2006.

We may redeem some or all of the notes at any time on or after December 5, 2004 at the redemption prices described in this prospectus.

In the event of a change in control, we may be required, at the option of the holder to repurchase the notes at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase.

The notes are our general unsecured obligations and are subordinated to all of our existing and future senior indebtedness and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The indenture governing the notes will not limit our ability or the ability of our subsidiaries to incur senior indebtedness or other liabilities.

The notes are eligible for trading in The PortalSM Market. Our common stock is traded on the Nasdaq National Market under the symbol “EXTR.” On May 30, 2002, the closing price of our common stock on the Nasdaq National Market was $11.80 per share.

The securities offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2002.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to the other information contained or incorporated by reference in this registration statement, investors should carefully consider the risk factors disclosed in this registration statement, including those beginning on page 8, in evaluating an investment in the notes or the common stock issuable upon conversion of the notes. This registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements relating to, but not limited to, our expectations as to product demand and revenue, our expectations regarding results of operations, cash flows, product gross margins, our expectations to continue to develop new products and enhance existing products, our expectations regarding the amount of research and development expenses, our expectations relating to selling, general and administrative expenses, our efforts to achieve additional operating efficiencies and to review and improve our business systems and cost structure, our expectations to continue investing in technology, resources and infrastructure, our expected effective income tax rate, our expectations that we have sufficient capital to meet our requirements for at least the next twelve months, our expectations regarding the rationalization of our workforce and facilities, and our expectations regarding materials and inventory management. These forward-looking statements involve risks and uncertainties, and the cautionary statements set forth below and those contained in the section entitled Risk Factors identify important factors that could cause actual results to differ materially from those predicted in any such forward-looking statements. All forward-looking statements and reasons why results may differ included in this registration statement are made as of the date hereof, and Extreme Networks assumes no obligation to update any such forward-looking statement or reason why actual results might differ.

ADDITIONAL INFORMATION

Extreme Networks files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document Extreme Networks’ files at the SEC’s public reference room in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov or from Extreme Networks’ website at www.extremenetworks.com. However, the information on Extreme Networks’ website does not constitute a part of this registration statement.

In this registration statement, Extreme Networks “incorporates by reference” the information it files with the SEC, which means that Extreme Networks can disclose important information to you by referring to that information. The information incorporated by reference is considered to be part of this registration statement, and later information filed with the SEC will update and supersede this information. Extreme Networks incorporates by reference the documents listed below and any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, after the date of this registration statement:

•	our annual report on Form 10-K for the year ended July 1, 2001;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, December 31, 2001 and September 30, 2001;

•	our current reports on Form 8-K filed on April 29, 2002, February 20, 2002, December 13, 2001, November 30, 2001, November 2, 2001, and October 23, 2001;

•	our definitive proxy statement on Schedule 14A filed October 16, 2001; and

•	our registration statement on Form S-1, filed February 5, 1999, which contains a description of our common stock.

You may obtain copies of these filings, at no cost, by writing or telephoning Extreme Networks at the following address:

Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051
Attention: Legal Department
Telephone (408) 579-2800

You should rely only on the information provided in this registration statement or incorporated in this registration statement by reference. Extreme Networks has not authorized anyone to provide you with different information. You should not assume that the information in this registration statement, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the registration statement.

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this registration statement. Documents incorporated by reference form an integral part hereof. Prospective investors should consider carefully the information set forth in this registration statement under the heading “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” and “Extreme Networks” refer to Extreme Networks, Inc., a Delaware corporation.

Extreme Networks, Inc.

Extreme Networks is a leading provider of broadband switching solutions. We believe we deliver a simplified approach for building networks consistent with our corporate vision of “Ethernet Everywhere.” Using Ethernet and Internet Protocol standards, our simple-to-use products are designed to meet the growing needs of enterprise local area networks, service providers, metropolitan area networks, and web-content providers. Our product solutions offer the competitive advantages of superior performance, scalability to meet customer needs, increased flexibility to allocate network resources, increased ease of use, and lower cost of network ownership.

We utilize custom semiconductors in our products, also known as application specific integrated circuits, or ASICs, and adopt uniform hardware and software designs throughout our product line wherever possible. By using hardware-based architecture, our products route network traffic, a function commonly referred to as Layer 3 switching, at a faster rate than by means of the software implementations used in competing products. Traditional Layer 3 products rely primarily on software that may result in slower traffic speeds and the loss of message packets in the switch during high network traffic periods. The ASIC-based, wire-speed architecture in our products is designed to avoid the loss of packets, and thereby improve overall system performance.

We have pursued opportunities in both existing and new markets. Our customer base is comprised of medium and large enterprises, service providers, web-content providers, and application service providers. Our customers operate in a dynamic business environment in which information is available from multiple sources, network traffic is unpredictable, and performance demands are continually rising. We offer products that target mission-critical web applications, such as server collocation, enterprise resource planning, e–commerce, Voice-over-Internet Protocol, and private intranets. We are in the process of extending our offering of Internet Protocol services to provide Layer 4 through 7 switching solutions required for building high-performance content-aware networks.

The network switch market in which we operate has demonstrated significant growth in recent years. The Dell’Oro Group, a research and consulting firm, estimates in an independently prepared market report dated January 2002, that the market for Layer 3 switching equipment totaled $3.4 billion in 2000, and is expected to increase to approximately $4.7 billion in 2003. Furthermore, the same firm estimates the market for Layer 4 through 7 open systems interconnection model content networking devices to reach $0.7 billion in 2003 and the market for Gigabit Ethernet based switching equipment is expected to be $0.5 billion in 2003.

We believe during the past few years that the focus and direction of network infrastructure technology has shifted toward Internet Protocol and Ethernet-based switching networks. These networks offer a simplified, high-performance network architecture to meet existing and future application requirements. As a result, other competing technologies are moving toward Internet Protocol and Ethernet-based switching standards.

Our goal is to deliver a simplified approach for building network infrastructure and to facilitate communication for a broad range of user applications. Our family of BlackDiamond, Summit and Alpine switching solutions incorporate a unique combination of an ASIC-based architecture and network management software offering the following benefits:

•	High performance: Our products provide Gigabit Ethernet and Fast Ethernet together with, non-blocking, wire-speed Layer 3 switching.

•
Simplicity and consistency: Our products share the same hardware, software, and management architecture. This allows businesses to build a consistent end-to-end network that shares a common set of features, performance, and management capabilities, making our networks easier to manage and administer, and reducing the overall cost of network ownership.

•	Scalability: Our products offer high speed and bandwidth with the capability to scale networks to support demanding applications in the future.

•
Policy-Based Quality of Service: Our Policy-Based Quality of Service, or QoS, allows network managers to allocate and prioritize the bandwidth for specific applications and computer users. Accordingly, mission-critical traffic, such as e–commerce transactions, can receive more bandwidth and higher priority than less important traffic.

We sell our products through domestic and international resellers, distributors, and our field sales organization. We have entered into agreements with more than 250 resellers in 50 countries, and we have established key relationships with leaders in the telecommunications, personal computer, and computer networking industries. Our field sales organization supports and develops leads for our resellers and distributors, and is actively working to expand the number of key accounts and strategic customers. Our products have been deployed in many organizations, ranging from companies in the fields of telecommunications, manufacturing, health care, computer services, media, and finance to educational and governmental institutions.

We are incorporated in Delaware. Our executive offices are located at 3585 Monroe Street, Santa Clara, California 95051-1450 and our telephone number is (408) 579-2800.

Recent Developments

On October 31, 2001, Extreme Networks filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission related to a voluntary stock option exchange program for its employees. Extreme Networks’ executive officers, directors and vice presidents are not eligible to participate in this program. Under the program, Extreme Networks employees were given the opportunity to voluntarily cancel unexercised vested and unvested stock options previously granted to them that have an exercise price of $10.00 or more. Participants who elected to exchange any options must also exchange any other options granted to him or her during the six months before December 4, 2001. The cancelled stock options will be exchanged for replacement stock options to be granted at a date at least six months plus one day after the option cancellation date of December 4, 2001. The replacement stock options will be for the same number of shares as the cancelled options. The replacement stock options will be granted with an exercise price equal to the fair market value of Extreme Networks stock on the date of grant, which is scheduled to be June 5, 2002. In order to receive new stock options, an employee must remain employed with Extreme Networks or one of its subsidiaries until the date when the replacement stock options are granted. Approximately 5.8 million stock options were accepted for exchange under this program and accordingly, were canceled in December 2001.

The Offering

Securities offered	In December 2001, we sold $200,000,000 aggregate principal amount of 3.5% convertible subordinated notes due December 1, 2006, and shares of common stock issuable upon conversion of the notes.

Offering price	100% of the principal amount of the notes plus accrued interest, if any.

Interest	We will pay interest on the notes semi-annually on June 1 and December 1 of each year, commencing June 1, 2002.

Conversion
The notes are convertible at the option of the holder into shares of our common stock at a conversion rate of 47.7213 shares of common stock per $1,000 principal amount of notes. This is equivalent to a conversion price of approximately $20.96 per share. The conversion rate is subject to adjustment in certain events. The notes are convertible at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or submitted for repurchase are entitled to convert the notes up to the close of business on the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. See “Description of Notes—Conversion Rights.”

Subordination
The notes are subordinated to our present and future “senior debt,” as that term is defined in “Description of the Notes—Subordination.” The notes are also effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As of March 31, 2002, the aggregate amount of Extreme Networks’ outstanding senior debt was approximately $91.0 million and the aggregate amount of indebtedness and other liabilities of Extreme Networks’ subsidiaries was approximately $14.7 million, excluding intercompany liabilities and deferred revenue. The indenture under which the notes were issued does not restrict the incurrence of senior debt by us or the incurrence of other indebtedness or liabilities by us or any of our subsidiaries. See “Description of Notes—Subordination.”

Global note; Book-entry system
The notes were issued in fully registered form without interest coupons and in minimum denominations of $1,000. The notes are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for DTC. Beneficial interests in the global note is shown on, and transfers of those beneficial interest can only be made through, records maintained by DTC and its participants. See “Description of Notes—Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Optional redemption by Extreme Networks
We may redeem the notes, at our option, in whole or in part, on or after December 5, 2004, at the redemption prices set forth in this registration statement plus accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by Extreme Networks.”

Repurchase at option of holders upon a change in control
Upon a “change in control,” as that term is defined in “Description of Notes—Repurchase at Option of Holders Upon a Change in Control,” you have the right, subject to certain conditions and restrictions, to require us to repurchase your notes, in whole or in part, at 100% of their principal amount, together with interest accrued but unpaid to, but excluding, the repurchase date. The repurchase price is payable in cash or, at our option, and subject to certain conditions, in shares of common stock. If we pay the repurchase price in common stock, the common stock will be valued at 95% of the average closing sales prices of the common stock for the five trading days preceding and including the third trading day prior to the repurchase date. See “Description of Notes—Repurchase at Option of Holders Upon a Change in Control.”

Use of proceeds	We will not receive any of the proceeds from the sale by any selling securityholders of the notes or the underlying common stock.

Events of default	The following are events of default under the indenture for the notes:

•	we fail to pay principal of or any premium on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

•
we fail to pay any interest, including liquidated damages, on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

•	we fail to provide the notice that we are required to give in the event of a “change in control;”

•
we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

•
we or any of our significant subsidiaries fail to pay when due, either at its maturity or upon acceleration thereof, any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, in excess of $30.0 million if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

•	events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries specified in the indenture.

Registration rights
We have agreed to file this shelf registration statement with respect to the resale of the notes and the sale of the shares of common stock issuable upon conversion of the notes. If we fail to comply with certain of our obligations under a registration rights agreement, liquidated damages will be payable on the notes and the common stock issued upon conversion of the notes. See “Description of Notes—Registration Rights.”

Trading of notes; Listing of common stock	The notes are eligible for trading in The PortalSM Market of the National Association of Securities Dealers, Inc. The common stock is quoted on the Nasdaq National Market under the symbol “EXTR.”

Governing law	The indenture, the notes, and the registration rights agreement are governed by the laws of the State of New York.

Risk Factors

You should read the “Risk Factors” section, beginning on page 8 of this registration statement, so that you understand the risks associated with an investment in the notes.

RISK FACTORS

In addition to the other information contained or incorporated by reference in this registration statement, you should carefully consider the following risk factors in evaluating an investment in the notes. This registration statement includes “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements contained or incorporated by reference in this registration statement other than statements of historical fact are “forward looking statements” for purposes of these provisions, including any statements of the plans and objectives for future operations and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Our actual results could differ materially from those projected or assumed in these forward-looking statements because of risks and uncertainties, including risks and uncertainties described in the risk factors below and elsewhere in this registration statement. We assume no obligation to update any such forward-looking statement or reason why actual results might differ.

We have a limited history of profitability, we are not currently profitable and we cannot assure you that we will return to profitability in the future.

Fiscal 2000 was the first year in which Extreme Networks achieved profitability. We reported a loss for fiscal 2001 and for the quarters ended March 31, 2002, December 31, 2001 and September 30, 2001. In the foreseeable future, we anticipate continuing to incur significant sales, marketing and service, product development and general and administrative expenses and, as a result, we will need to generate and sustain significantly higher revenue to return to and sustain profitability. In addition, the amortization of deferred compensation associated with acquisitions will result in material charges that will reduce our profitability or increase our losses over coming quarters. Further, the impact of the current economic slowdown could result in additional charges.

A number of factors could cause our quarterly financial results to be worse than expected, resulting in a decline in our stock price.

Our failure to control our operating expenses at a level that is consistent with anticipated revenues may cause our financial results to be worse than expected. A high percentage of our expenses are fixed in the short term, so any delay in generating or recognizing revenue could cause our quarterly operating results to fall below the expectations of public market analysts or investors, which could cause the price of our stock to fall.

We may experience a delay in generating or recognizing revenue for a number of reasons. Orders at the beginning of each quarter do not equal expected revenue for that quarter and are generally cancelable at any time. Accordingly, we are dependent upon obtaining orders during a quarter and shipping those orders in the same quarter to achieve our revenue objectives. In addition, the timing of product releases, purchase orders and product availability could result in a majority of our product shipments being scheduled for the end of a quarter. Failure to ship these products by the end of a quarter may adversely affect our operating results. Our customer agreements generally allow customers to delay scheduled delivery dates or to cancel orders within specified timeframes without significant charges to the customers. Furthermore, some of our customers require that we provide set-up or inspection services that may delay the recognition of revenue, and some of our customer agreements include acceptance provisions that prevent our ability to recognize revenue upon shipment.

Our quarterly revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including, but not limited to, the following:

•	changes in general and/or specific economic conditions in the networking industry;

•	seasonal fluctuations in demand for our products and services, particularly in Asia and Europe;

•
our ability to accurately forecast demand for our products, which in the case of lower-than-expected sales may result in excess or obsolete inventory in addition to non-cancelable purchase commitments for component parts;

•	unexpected product returns or the cancellation or rescheduling of orders;

•	our ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

•	announcements and new product introductions by our competitors;

•	our ability to develop and support relationships with enterprise customers, service providers and other potential large customers;

•	our ability to achieve targeted cost reductions;

•	our ability to obtain sufficient supplies of sole or limited-source components for our products on a timely basis;

•	increases in the prices of the components that we purchase;

•	decreases in the prices of the products that we sell;

•	our ability to achieve and maintain desired production volumes and quality levels for our products;

•	the mix of products sold and the mix of distribution channels through which products are sold;

•	costs relating to possible acquisitions and the integration of technologies or businesses; and

•	the effect of amortization of goodwill, deferred compensation, and purchased intangibles resulting from existing or new transactions.

Due to the foregoing factors, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance.

Intense competition in the market for networking equipment could prevent us from increasing revenue and returning to profitability.

The market for networking equipment is intensely competitive. Our principal competitors include Cisco Systems, Enterasys Networks, Foundry Networks, Nortel Networks and Riverstone Networks. In addition, a number of private companies have announced plans for new products, or have introduced products, that may compete with our own products. Some of our current and potential competitors have superior market leverage, longer operating histories and substantially greater financial, technical, sales, and marketing resources, in addition to wider name recognition and larger installed customer bases. These competitors may have developed, or may in the future develop, new competing products based on technologies that compete with our own products or render our products obsolete. Furthermore, a number of these competitors may merge or form strategic partnerships that enable them to offer or bring to market competitive products.

To remain competitive, we believe that we must, among other things, invest significant resources in developing new products, improve our current products and maintain customer satisfaction. If we fail to do so, we may not compete successfully with our competitors, which could have a material adverse effect on our revenue and future profitability.

If our products contain undetected software or hardware errors we could incur significant unexpected expenses and lose sales.

Network products frequently contain undetected software or hardware errors when new versions are first released to the marketplace. In the past, we have experienced such errors in connection with new products and product upgrades. We recently experienced a component problem that has now been identified and is in the process of being corrected, which caused us to incur unexpected costs and expenses and to take an accrual for anticipated expenses. While these expenses will be offset at least in part by reimbursements we expect to receive from the component supplier, such unanticipated expenses adversely affect our results. We expect that such errors or component failures will be found from time to time in new or enhanced products, including the components incorporated therein after the commencement of commercial shipments. These problems may have a material adverse effect on our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from new product development efforts, and causing significant customer relations problems.

Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrences of hardware and software errors, whether caused by our products or another vendor’s products, could result in the delay or loss of market acceptance of our products and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

We expect the average selling prices of our products to decrease which may reduce gross margins or revenue.

The network equipment industry has experienced rapid erosion of average selling prices due to a number of factors, including competitive pricing pressures, promotional pricing, rapid technological change and a slowdown in the economy that has resulted in excess inventory and lower prices as companies attempt to liquidate this inventory. We may experience substantial decreases in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, excess inventories, increased sales discounts and new product introductions by us or our competitors, including, for example, competitive products manufactured with low-cost merchant silicon. Competitive pressures are expected to increase as a result of the industry slowdown that began in the first half of 2001 coupled with the recent downturn in the broader economy. To maintain our gross margins, we must develop and introduce on a timely basis new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could have a material adverse effect on our operating results and cause the price of our common stock to decline.

Some of our customers may not have the resources to pay for our products as a result of the current economic environment.

With the recent economic slowdown, some of our customers are forecasting that their revenue for the foreseeable future will generally be lower than anticipated. Some of these customers are experiencing, or are likely to experience, serious cash flow problems and as a result, find it increasingly difficult to obtain financing on attractive terms, if at all. If some of these customers are not successful in generating sufficient revenue or securing alternate financing arrangements, they may not be able to pay, or may delay payment for the amounts that they owe us. Furthermore, they may not order as many products from us as originally forecast or cancel orders with us entirely. The inability of some of our potential customers to pay us for our products may adversely affect our cash flow, the timing of our revenue recognition and amount of revenue, which may cause our stock price to decline.

The market in which we compete is subject to rapid technological change and to compete we must continually introduce new products that achieve broad market acceptance.

The network equipment market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. If we do not address these changes by regularly introducing new products, our product lines will become obsolete. Developments in routers and routing software could also significantly reduce demand for our products. Alternative technologies could achieve widespread market acceptance and displace the Ethernet technology on which we have based our product architecture. We cannot assure you that our technological approach will achieve broad market acceptance or that other technologies or devices will not supplant our own products and technology.

When we announce new products or product enhancements that have the potential to replace or shorten the life cycle of our existing products, customers may defer or cancel orders for our existing products. These actions could have a material adverse effect on our operating results by unexpectedly decreasing sales, increasing inventory levels of older products and exposing us to greater risk of product obsolescence. The market for switching products is evolving and we believe our ability to compete successfully in this market is dependent upon the continued compatibility and interoperability of our products with products and architectures offered by other vendors. In particular, the networking industry has been characterized by the successive introduction of new technologies or standards that have dramatically reduced the price and increased the performance of switching equipment. To remain competitive we need to introduce products in a timely manner that incorporate or are compatible with these emerging technologies. We cannot assure you that any new products we introduce will be commercially successful. We have experienced delays in releasing new products and product enhancements in the past that resulted in lower quarterly revenue than anticipated. We may experience similar delays in product development and releases in the future, and any delay in product introduction could adversely affect our ability to compete, causing our operating results to be below our expectations or the expectations of public market analysts or investors.

Adjustments to the size of our operations may require us to incur unanticipated costs.

Prior to the quarter ended March 31, 2001, we experienced rapid growth and expansion that placed, and may in the future place, a significant strain on our resources. Subsequent to the quarter ended March 31, 2001, we incurred unanticipated costs to downsize our operations to a level consistent with the downward forecast in sales. Even if we manage the current period of instability effectively, as well as possible expansion in the future, we may make mistakes in restructuring or operating our business such as inaccurate sales forecasting or incorrect material planning. Any of these mistakes may lead to unanticipated fluctuations in our operating results. Our net revenue increased significantly during the last fiscal year. We cannot assure you that we will continue to achieve a similar pattern of growth in fiscal 2002 or that we will be able to size our operations in accordance with the potential growth or decline of our business in the future.

Delays in the implementation of new management information systems may cause a significant burden on our operations.

We are implementing additional management information systems and developing further operating, administrative, financial and accounting systems and controls to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations. In addition, we plan to transition to a new enterprise resource planning system. We may be unable to install adequate control systems in an efficient and timely manner, and our current or planned personnel systems, procedures, and controls may not be adequate to support our future operations. The difficulties associated with installing and implementing these new systems, procedures, and controls may place a significant burden on our management and our internal resources. In addition, as we grow internationally, we need to expand our worldwide operations and enhance our communications infrastructure. Any delay in the implementation of such new or enhanced systems, procedures or controls, or any disruption in the transition to such new or enhanced systems, procedures or controls, could adversely affect our ability to accurately forecast sales demand, manage our supply chain, and record and report financial and management information on a timely and accurate basis.

We must continue to develop and increase the productivity of our indirect distribution channels to increase net revenue and improve our operating results.

Our distribution strategy focuses primarily on developing and increasing the productivity of our indirect distribution channels through resellers and distributors. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Many of our resellers also sell products from other vendors that compete with our products. We cannot assure you that we will be able to enter into additional distribution agreements or that we will be able to successfully manage our distribution channels. Our failure to do any of these could limit our ability to grow or sustain revenue. In addition, our operating results will likely fluctuate significantly depending on the timing and amount of orders from our resellers. We cannot assure you that our resellers will continue to market or sell our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

Most of our revenue is derived from sales of three product families, so we are dependent on widespread market acceptance of these products.

During the current fiscal year, we have derived substantially all of our revenue from sales of our Summit, BlackDiamond and Alpine products. We expect that revenue from these product families will account for a substantial portion of our revenue for the foreseeable future. Accordingly, widespread market acceptance of our product families is vital to our future success. Factors that may affect the sales of our products, some of which are beyond our control, include:

•	the demand for switching products (Gigabit Ethernet and Layer 3 switching technologies in particular) in the enterprise, service provider and MAN markets;

•	the performance, price and total cost of ownership of our products;

•	the availability and price of competing products and technologies;

•	our ability to match supply with demand for certain products; and

•	the success and development of our resellers, distributors and field sales channels.

We may not be able to achieve widespread market acceptance of our product families, which could reduce our revenue and cause our stock price to fall.

Future performance will depend on the introduction and acceptance of new products.

Our future performance will also depend on the successful development, introduction, and market acceptance of new and enhanced products that address customer requirements in a cost-effective manner. In the past, we have experienced delays in product development and such delays may occur in the future. We are currently engaged in development of a third-generation chipset planned for use in future products. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. Therefore, to the extent customers defer or cancel orders in the expectation of new product releases, any delay in the development or introduction of new products could cause our operating results to suffer. The risk that we will be unable to achieve and maintain widespread levels of market acceptance for our current and future products may significantly impair our revenue growth.

If a key reseller, distributor, or other significant customer cancels or delays a large purchase, our net revenue may decline and the price of our stock may fall.

To date, a limited number of resellers, distributors and other customers have accounted for a significant portion of our revenue. If any of our large customers stop or delay purchases, our revenue and profitability would be adversely affected. For example, in the quarter ended March 31, 2002 two customers accounted for 14% and 13%, respectively, of our net revenue. Our expense levels are based on our expectations as to future revenue and to a large extent are fixed in the short term, so a substantial reduction or delay in sales of our products to a significant reseller, distributor or other customer could harm our business, operating results and financial condition. Although our largest customers may vary from period-to-period, we anticipate that our operating results for any given period will continue to depend to a significant extent on large orders from a relatively small number of customers, particularly in view of the high per unit sales price of our products and the length of our sales cycles.

While our financial performance depends on large orders from a limited number of key resellers, distributors and other significant customers, we do not have binding purchase commitments from any of them. For example:

•	our service provider and enterprise customers can stop purchasing and our resellers and distributors can stop marketing our products at any time;

•	our reseller agreements are non-exclusive and are for one-year terms, with no obligation upon the resellers to renew the agreements; and

•	our reseller, distributor and end-user customer agreements generally do not require minimum purchases.

Under specified conditions, some third-party distributors are allowed to return products to us. We do not recognize revenue on sales to distributors until the distributors sell the product to their customers.

The sales cycle for our products is long and we may incur substantial non-recoverable expenses or devote significant resources to sales that do not occur when anticipated.

The timing of our revenue is difficult to predict because of our reliance on indirect sales channels and the length and variability of our sales cycle. Our products have a relatively high per unit sales price, and the purchase of our products often constitutes a significant strategic decision by a customer regarding its communications infrastructure. The decision by customers to purchase our products is often based on the results of a variety of internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. Accordingly, the product evaluation process frequently results in a lengthy sales cycle, typically ranging from three months to longer than a year, and as a result, our ability to sell products is subject to a number of significant risks, including:

•	the risk that budgetary constraints and internal acceptance reviews by customers will result in the loss of potential sales;

•	the risk of substantial variation in the length of the sales cycle from customer to customer, making decisions on the expenditure of resources difficult to assess;

•
the risk that we may incur substantial sales, marketing and service expenses and expend significant management time in an attempt to initiate or increase the sale of products to customers, but not succeed; and

•
the risk that, if a sales forecast from a specific customer for a particular quarter is not achieved in that quarter, we may be unable to compensate for the shortfall, which could harm our operating results.

We purchase several key components for products from single or limited sources and could lose sales if these suppliers fail to meet our needs.

We currently purchase several key components used in the manufacture of our products from single or limited sources and are dependent upon supply from these sources to meet our needs. Certain components such as tantalum capacitors, static random access memory, or SRAM, and printed circuit boards have been, and may be in the future, in short supply. While we have been able to meet our needs to date, we have in the past, and are likely in the future, to encounter shortages and delays in obtaining these or other components and this could have a material adverse effect on our ability to meet customer orders. Our principal sole-source components include:

•	ASICs;

•	microprocessors;

•	programmable integrated circuits;

•	selected other integrated circuits;

•	cables;

•	custom power supplies; and

•	custom-tooled sheet metal.

Our principal limited-source components include:

•	flash memories;

•	dynamic and static random access memories, or DRAMs and SRAMs, respectively; and

•	printed circuit boards.

We use our forecast of expected demand to determine our material requirements. Lead times for materials and components we order vary significantly, and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If forecasts exceed orders, we may have excess and/or obsolete inventory on hand or under non-cancelable purchase commitments which could have a material adverse effect on our operating results and financial condition. If orders exceed forecasts, we may have inadequate inventory of certain materials and components, which could have a material adverse effect on our operating results and financial condition. We do not have agreements fixing long-term prices or minimum volume requirements from these suppliers. From time to time we have experienced shortages and allocations of certain components, resulting in delays in filling orders. Qualifying new suppliers to compensate for such shortages may be time-consuming and costly, and may increase the likelihood of errors in design or production. In addition, during the development of our products, we have experienced delays in the prototyping of our ASICs, which in turn has led to delays in product introductions. We cannot assure you that similar delays will not occur in the future. Furthermore, we cannot assure you that the performance of the components as incorporated in our products will meet the quality requirements of our customers.

Our dependence on contract manufacturers for substantially all of our manufacturing requirements could harm our operating results.

If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity, and internal test and quality functions. Any disruptions in product flow could limit our revenue, adversely affect our competitive position and reputation, and result in additional costs or cancellation of orders under agreements with our customers.

We rely on independent contractors to manufacture our products. We do not have long-term contracts with any of these manufacturers. We currently utilize three companies—Flextronics International, Ltd., located in San Jose, California, Solectron Corporation, located in Milpitas, California, and Plexus Corporation, located in Neenah, Wisconsin. We have experienced delays in product shipments from contract manufacturers in the past, which in turn delayed product shipments to our customers. Similar or other problems may arise in the future, such as inferior quality, insufficient quantity of products, or the interruption or discontinuance of operations of a manufacturer, any of which could have a material adverse effect on our business and operating results.

On September 18, 2001, MCMS, a contract manufacturer we previously used to manufacture some of our products, announced that it, and its two United States subsidiaries, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in Wilmington to implement the sale. In response to this situation, we perfected security interests in our personal property located on the premises of MCMS, obtained a written acknowledgement from MCMS in regard to manufacturing equipment, products and materials owned and/or leased by us that are located on the premises of MCMS, and managed the orderly transition of production processes to other manufacturers. On January 8, 2002, MCMS completed an agreement to sell a majority of its assets to Plexus Corporation for $45 million. As a result of this sale, our ability to obtain possession or properly dispose of any remaining equipment, products or materials may be impaired, which may have a material adverse effect on our business, operating results and financial condition.

We do not know whether we will effectively manage our contract manufacturers or that these manufacturers will meet our future requirements for timely delivery of products of sufficient quality and quantity. We intend to regularly introduce new products and product enhancements, which will require that we rapidly achieve volume production by coordinating our efforts with those of our suppliers and contract manufacturers. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products or the loss of any of our contract manufacturers may cause a delay in our ability to fulfill orders and may have a material adverse effect on our business, operating results and financial condition.

As part of our cost-reduction efforts, we will need to realize lower per unit product costs from our contract manufacturers by means of volume efficiencies. However, we cannot be certain when or if such price reductions will occur. The failure to obtain such price reductions would adversely affect our gross margins and operating results.

Our limited ability to protect our intellectual property and defend against claims may adversely affect our ability to compete.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. However, we cannot assure you that the actions we have taken will adequately protect our intellectual property rights or that other parties will not independently develop similar or competing products that do not infringe on our patents. We enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise misappropriate or use our products or technology.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. We are actively involved in disputes and licensing discussions with others regarding their claimed proprietary rights and cannot assure you that we will always successfully defend ourselves against such claims. If we are found to infringe the proprietary rights of others, or if we otherwise settle such claims, we could be compelled to pay damages and either to obtain a license to those intellectual property rights or alter our products so that they no longer infringe upon such proprietary rights. Any license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. Litigation resulting from claims that we are infringing the propriety rights of others could result in substantial costs and a diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations.

We are engaged in litigation regarding intellectual property rights, and an adverse outcome could harm our business and require us to incur significant costs.

We have received notice from three major companies alleging that we are infringing their patents. One of these companies, Nortel Networks, filed a claim against us alleging patent infringement and we are in litigation as of the date of this registration statement. Following examination of this claim, we have denied Nortel’s allegations and intend to defend the action vigorously. Without regard to the merits of this or any other claim, if judgments by a court of law on this or any other claim received in the future were to be upheld, or if we otherwise agree to the settlement of such claims, the consequences to us may be severe and could require us to, among other actions:

•	stop selling our products that incorporate the challenged intellectual property;

•	obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or available at all;

•	pay damages; or

•	redesign those products that use the disputed technology.

If we are compelled to take any of the foregoing actions, our business could be severely harmed.

We have been named as a defendant in shareholder class action lawsuits arising out of our public offerings of securities in 1999 and 2000. If we do not prevail in such lawsuits, our business may suffer.

Beginning on July 6, 2001, purported securities fraud class action complaints were filed in the United States District Court for the Southern District of New York. The cases were consolidated and the litigation is now captioned as In re Extreme Networks, Inc. Initial Public Offering Securities Litigation, Civ. No. 01-6143 (SAS) (S.D.N.Y.), related to In re Initial Public Offering Securities Litigation, 21 MC 92 (SAS) (S.D.N.Y.).

On or about April 19, 2002, plaintiffs electronically served an amended complaint. The amended complaint is brought purportedly on behalf of all persons who purchased the Company’s common stock from April 8, 1999 through December 6, 2000. It names as defendants the Company; six of the Company’s present and former officers; and several investment banking firms that served as underwriters of the Company’s initial public offering and November 1999 secondary offering. The complaint alleges liability under Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, on the grounds that the registration statement for the offerings did not disclose that: (1) the underwriters had agreed to allow certain customers to purchase shares in the offerings in exchange for excess commissions paid to the underwriters; and (2) the underwriters had arranged for certain customers to purchase additional shares in the aftermarket at predetermined prices. The Securities Act of 1933 allegations against the Company and its officers are made as to the secondary offering only. The amended complaint also alleges that false analyst reports were issued. No specific damages are claimed.

We are aware that similar allegations have been made in other lawsuits filed in the Southern District of New York challenging over 300 other initial public offerings and secondary offerings conducted in 1999 and 2000. We believe that the allegations against us and the officers and directors are without merit, and intend to contest them vigorously. We cannot assure you, however, that we will prevail in these lawsuits. Failure to prevail could have a material adverse effect on our consolidated financial position, results of operations and cash flows in the future.

In addition, we may become subject to other types of litigation in the future. Litigation is often expensive and diverts management’s attention and resources, which could materially and adversely affect our business.

We and manufacturers of our products rely on a continuous power supply to conduct operations, and an energy crisis could disrupt our business and increase our expenses.

California experienced an energy crisis in 2001. The recurrence of an energy crisis could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for California fall below 1.5%, electricity providers have on some occasions implemented, and may in the future continue to implement, rolling blackouts. Two of the manufacturers of our products, Flextronics and Solectron, are located in California. In the event of an energy crisis, these contractors may be unable to manufacture sufficient quantities of our products to meet our needs, or they may increase the fees charged for their services. We do not have long-term contracts with either Flextronics or Solectron. The inability of our contract manufacturers to provide us with adequate supplies of products would cause a delay in our ability to fulfill our orders, which could harm our business, and any increase in their fees could adversely affect our financial condition.

In addition, the majority of our operations are located in California. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would temporarily be unable to continue operations at our facilities. Any such interruption in our ability to continue operations at these facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operation.

Our headquarters are located in Northern California where disasters may occur that could disrupt our operations and harm our business.

Our corporate headquarters are located in Silicon Valley in Northern California. Historically, this region has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economy and posed physical risks to our and our manufacturers’ property.

In addition, terrorist acts or acts of war targeted at the United States, and specifically Silicon Valley, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers which could have a material adverse effect on our operations and financial results.

We currently do not have redundant, multiple site capacity in the event of a natural disaster or catastrophic event. In the event of such an occurrence, our business would suffer.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to successfully manage our business or achieve our objectives.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales, marketing and service and operations personnel, many of whom would be difficult to replace. In particular, we believe that our future success is highly dependent on Gordon Stitt, chairman, president and chief executive officer; Stephen Haddock, vice president and chief technical officer; and Herb Schneider, vice president of engineering. We do not have employment contracts with these individuals nor do we carry life insurance on any of our key personnel.

We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing and service, finance and operations personnel. The market for these personnel is competitive, especially in the San Francisco Bay Area, and we have had difficulty-hiring employees, particularly software engineers, in the timeframe we desire. In addition, retention has become more difficult for us and other public technology companies as a result of the recent stock market decline, which caused many of our employees’ options to be “under-water” and caused us to implement an option exchange program. There can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring desired personnel, particularly engineers and sales personnel, could make it difficult for us to manage our business and meet key objectives, such as new product introductions. In addition, companies in the networking industry whose employees accept positions with competitors frequently claim that competitors have engaged in unfair hiring practices. We have from time to time received claims like this from other companies and, although to date they have not resulted in material litigation, we do not know whether we will receive additional claims in the future as we seek to hire qualified personnel or that such claims will not result in material litigation. We could incur substantial costs in defending against any such claims, regardless of the merits of such claims.

Our products must comply with evolving industry standards and complex government regulations or else our products may not be widely accepted, which may prevent us from growing our net revenue or achieving profitability.

The market for network equipment products is characterized by the need to support industry standards as different standards emerge, evolve and achieve acceptance. We will not be competitive unless we continually introduce new products and product enhancements that meet these emerging standards. In the past, we have introduced new products that were not compatible with certain technological changes, and in the future we may not be able to effectively address the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. Our products must comply with various United States federal government regulations and standards defined by agencies such as the Federal Communications Commission, in addition to standards established by governmental authorities in various foreign countries and recommendations of the International Telecommunication Union. If we do not comply with existing or evolving industry standards or if we fail to obtain timely domestic or foreign regulatory approvals or certificates we will not be able to sell our products where these standards or regulations apply, which may prevent us from sustaining our net revenue or achieving profitability.

Failure to successfully expand our sales and support organizations or educate them about our product families may harm our operating results.

The sale of our products and services requires a concerted effort that is frequently targeted at several levels within a prospective customer’s organization. We may not be able to increase net revenue unless we expand our sales and support teams in order to address all of the customer requirements necessary to sell our products.

We cannot assure you that we will be able to successfully integrate employees into our company or to educate current and future employees in regard to rapidly evolving technologies and our product families. A failure to do so may hurt our revenue growth and operating results.

We depend upon international sales for a significant portion of our revenue and our ability to grow our international sales depends on successfully expanding our international operations.

International sales constitute a significant portion of our sales. Our ability to grow will depend in part on the continued expansion of international sales. Sales to customers outside of North America accounted for approximately 64%, 66% and 70% of our net revenue for the quarters ended March 31, 2002, December 31, 2001 and September 30, 2001, respectively. Our international sales primarily depend on the success of our resellers and distributors. The failure of our resellers and distributors to sell our products internationally would limit our ability to sustain and grow our revenue. In addition, there are a number of risks arising from our international business, including:

•	longer accounts receivable collection cycles;

•	difficulties in managing operations across disparate geographic areas;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	the payment of operating expenses in local currencies, which exposes us to risks of currency fluctuations;

•	import or export requirements;

•	difficulty in safeguarding intellectual property;

•	political and economic turbulence;

•	potential adverse tax consequences; and

•	unexpected changes in regulatory requirements, including export restrictions.

In addition, conducting our business on a global basis subjects us to a number of frequently changing and complex trade protection measures and import or export regulatory requirements. Our failure to comply with these measures and regulatory requirements may result in the imposition of financial penalties and restrictions on our ability to conduct business in and with certain countries, which may harm our business and damage our reputation.

Our international sales currently are U.S. dollar-denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. In the future, we may elect to invoice some of our international customers in local currency which will expose us to fluctuations in exchange rates between the U.S. dollar and the particular local currency.

If we do so, we may decide to engage in hedging transactions to minimize the risk of such fluctuations. We have entered into foreign exchange forward contracts to offset the impact of payment of operating expenses in local currencies to some of our operating foreign subsidiaries. However, if we are not successful in managing these hedging transactions, we could incur losses from hedging activities.

We may engage in future acquisitions that dilute the ownership interests of our stockholders, cause us to incur debt and assume contingent liabilities.

As part of our business strategy, we review acquisition and strategic investment prospects that would complement our current product offerings, augment our market coverage or enhance our technical capabilities, or that may otherwise offer growth opportunities. From time to time we review investments in new businesses and we expect to make investments in, and to acquire, businesses, products, or technologies in the future. In the event of any future acquisitions, we could:

•	issue equity securities which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These actions by us could have a material adverse effect on our operating results or the price of our common stock. Moreover, even if we do obtain benefits in the form of increased sales and earnings, there may be a lag between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits. This is particularly relevant in cases where it is necessary to integrate new types of technology into our existing portfolio and new types of products may be targeted for potential customers with which we do not have pre-existing relationships.

Acquisitions and investment activities also entail numerous risks, including:

•	difficulties in the assimilation of acquired operations, technologies or products;

•	unanticipated costs associated with the acquisition or investment transaction;

•	the diversion of management’s attention from other business concerns;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	the potential loss of key employees of acquired organizations;

•	substantial charges for the amortization of certain purchased intangible assets, deferred stock compensation or similar items; and

•	impairment charges taken in the future for goodwill amounts that cannot be supported in future periods.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies, or personnel that we might acquire in the future, and our failure to do so could have a material adverse effect on our business, operating results and financial condition.

We may need additional capital to fund our future operations and, if it is not available when needed, we may need to reduce our planned development and marketing efforts, which may reduce our net revenue and prevent us from achieving profitability.

We believe that our existing working capital, based on proceeds from the initial public offering in April 1999, proceeds from the secondary offering in October 1999, proceeds from the convertible subordinated debt offering in December 2001 and cash available from credit facilities and future operations, will enable us to meet our working capital requirements for at least the next 12 months. However, if cash from future operations is insufficient, or if cash is used for acquisitions or other currently unanticipated uses, we may need additional capital. The development and marketing of new products and the expansion of reseller and distribution channels and associated support personnel requires a significant commitment of resources. In addition, if the markets for our products develop more slowly than anticipated, or if we fail to establish significant market share and achieve sufficient net revenue, we may continue to consume significant amounts of capital. As a result, we could be required to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution of the shares held by existing stockholders. If additional funds are raised through the issuance of debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of common stockholders, and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

If our products contain undetected software or hardware errors, we could incur significant unexpected expenses and lose sales.

Network products frequently contain undetected software or hardware errors when new versions are first released to the marketplace. In the past, we have experienced such errors in connection with new products and product upgrades. We recently experienced a component problem that has now been identified and is in the process of being corrected, but which caused us to incur unexpected costs and expenses and to take an accrual for anticipated expenses. We expect that such errors or component failures will be found from time to time in new or enhanced products including the components incorporated therein after the commencement of commercial shipments. These problems may have a material adverse effect on our business by causing us to incur significant warranty and repair costs, diverting the attention of our engineering personnel from new product development efforts, and causing significant customer relations problems.

Our products must successfully interoperate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. The occurrence of hardware and software errors, whether caused by our products or another vendor’s products, could result in the delay or loss of market acceptance of our products and any necessary revisions may cause us to incur significant expenses. The occurrence of any such problems would likely have a material adverse effect on our business, operating results and financial condition.

We significantly increased our leverage as a result of the sale of the notes.

In connection with the sale of the notes in December 2001, we incurred $200 million of indebtedness. We will require substantial amounts of cash to fund scheduled payments of interest on the notes, future capital expenditures, payments on our lease and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. The degree to which we are financially leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control. If we do not generate sufficient cash flow from operations to repay the notes at maturity, we could attempt to refinance the notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to the notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required purchases) would constitute a default under the indenture and could cause a default under agreements governing our other indebtedness.

The notes rank below our senior debt and liabilities of our subsidiaries, and we may be unable to repay our obligations under the notes.

The notes are unsecured and subordinated in right of payment to all of our senior debt, as defined in this registration statement, including senior debt we may incur in the future. Because the notes are subordinate to senior debt, in the event of (1) our bankruptcy, liquidation or reorganization, (2) acceleration of the notes due to an event of default under the indenture or (3) certain other events, we will make payments on the notes only after we have satisfied all of our senior debt obligations. We may not have sufficient assets remaining to pay amounts on any or all of the notes.

In addition, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, is subject to the satisfaction of claims of the subsidiaries’ creditors. Consequently, the notes are subordinate to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. A significant portion of our business is currently conducted through our subsidiaries, and we expect the amount of business that we conduct through our subsidiaries to grow.

The notes are our obligations exclusively. The indenture for the notes does not limit our ability to incur senior debt, or our ability or that of any of our presently existing or future subsidiaries, to incur other indebtedness and other liabilities. We may have difficulty paying our obligations under the notes if we, or any of our subsidiaries, incur additional indebtedness or liabilities. As of March 31, 2002, we had approximately $91.0 million of senior debt outstanding and the aggregate amount of indebtedness and other liabilities of our subsidiaries was approximately $14.7 million (excluding intercompany liabilities and deferred revenue). We and our subsidiaries may incur additional indebtedness, including senior debt, which could adversely affect our ability to pay our obligations under the notes. We expect that a majority of our future liabilities will be either secured debt or debt of our subsidiaries.

We may be unable to repay, repurchase or redeem the notes.

At maturity, the entire outstanding principal amount of the notes will become due and payable by us. In addition, if a “change in control,” as defined in the indenture, occurs, each holder of the notes may require that we repurchase all or a portion of the holder’s notes. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount or repurchase price due. Under the terms of the indenture for the notes, we may elect, if we meet certain conditions, to pay the repurchase price with shares of common stock. The terms of our existing senior indebtedness prohibit the payment of the redemption price of the notes while this senior debt is outstanding. Any future credit agreements or other agreements relating to other debt, including other senior debt to which we become a party, may contain similar restrictions. Any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against, our repayment or repurchase of the notes. In the event that the maturity date or “change in control” occurs at a time when we are prohibited from repaying or repurchasing the notes, we could attempt to obtain the consent of the lenders under those arrangements to purchase the notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the notes. In that case, our failure to repay the notes at maturity or repurchase any tendered notes would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our secured debt, which is effectively senior to the notes.

Our stock price has been volatile and our stock price and the price of the notes may fluctuate in the future.

In the past, our common stock price has fluctuated significantly. This could continue as we or our competitors announce new products, our customers’ results fluctuate, conditions in the networking or semiconductor industry change, or when investors change their sentiment toward stocks in the networking technology sector.

In addition, fluctuations in our stock price and our price-to-earnings multiple may make our stock attractive to momentum, hedge or day-trading investors who often shift funds into and out of stock rapidly, exacerbating price fluctuations in either direction particularly when viewed on a quarterly basis.

There may be no public market for the notes.

There is no public trading market for the notes. At the time of the original issuance of the notes, the initial purchasers of the notes advised us that they intended to make a market in the notes. However, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot assure you that any market for the notes will develop, or if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected. We do not intend to apply for listing of the notes on any securities exchange or any automated quotation system.

Securities we issue to fund our operations could dilute your ownership.

We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have rights prior to those of our common stock, including the common stock issuable upon conversion of the notes. We may not obtain sufficient financing on terms that are favorable to you or us. We may delay, limit or eliminate some or all of our proposed operations if adequate funds are not available.

We have entered into long-term lease agreements for several facilities that are currently vacant and may be difficult to sublease on account of current real estate market conditions.

We have certain long-term real estate lease commitments carrying future obligations for non-cancelable lease payments net of estimated sublease income. Reductions in our workforce and the restructuring of operations during fiscal year 2002 have resulted in the need to consolidate certain of these leased facilities, located primarily in Northern California. We intend to sublease certain of these facilities and may obtain sublease income to offset the carrying costs of these facilities. However, based on a recent deterioration of real estate market conditions in connection with a downturn in the economy, we may not be able to sublease these facilities, or if we do sublease these facilities, the terms may not be favorable to us. We will continue to be responsible for all carrying costs of these facilities until such time as we can sublease these facilities or terminate the applicable leases based on the contractual terms of the lease agreements, and these costs may have a material adverse effect on our business, operating results and financial condition. We recorded excess facilities charges of $25.4 million during the three months ended March 31, 2002.

Provisions in our charter documents and Delaware law and our adoption of a stockholder rights plan may delay or prevent acquisition of us, which could decrease the value of our common stock and, therefore, the notes.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions of our certificate of incorporation and bylaws and Delaware law and our stockholder rights plan will provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Our board of directors adopted a stockholder rights plan, pursuant to which we declared and paid a dividend of one right for each share of common stock held by stockholders of record as of May 14, 2001. Under the plan, each right will entitle stockholders to purchase a fractional share of our preferred stock for $150.00. Each such fractional share of the new preferred stock has terms designed to make it substantially the economic equivalent of one share of common stock. Initially the rights will not be exercisable and will trade with our common stock. Generally, the rights may become exercisable if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of our common stock. When the rights become exercisable, our board of directors has the right to authorize the issuance of one share of our common stock in exchange for each right that is then exercisable.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholders of the notes or the underlying common stock.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

	Year Ended June 30,			Nine Months Ended March 31,
	2001	2000	1999	2001	2002
Ratio of earnings to fixed charges (1)	—	10.6X	1.05X	—	—

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and that portion of rental expense that we believe to be representative of interest. Earnings were inadequate to cover fixed charges in fiscal 2001 and for the nine months ended March 31, 2001 and March 31, 2002.

DESCRIPTION OF NOTES

The notes are issued under an indenture between us and State Street Bank and Trust Company of California, N.A. as trustee. Because this section is a summary, it does not describe every aspect of the notes and the indenture. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provision of the notes and the indenture, including the definitions therein of certain terms.

General

The notes are general, unsecured obligations of Extreme Networks. The notes are subordinated, which means that they rank behind certain indebtedness as described below. The notes will be limited to $200.0 million aggregate principal amount. We are required to repay the principal amount of the notes in full on December 1, 2006.

The notes bear interest at the rate of 3.5% per annum from December 5, 2001, the date of original issuance. We will pay interest on the notes on June 1 and December 1 of each year, commencing on June 1, 2002. Interest payable per $1,000 principal amount of notes for the period from December 5, 2001 to June 1, 2002 will be $17.11.

You may convert the notes into shares of our common stock initially at the conversion rate stated in this registration statement at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the business day immediately preceding the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below.

We may redeem the notes at our option at any time on or after December 5, 2004, in whole or in part, at the redemption prices set forth below under “—Optional Redemption by Extreme Networks,” plus accrued and unpaid interest to, but excluding, the redemption date. If a change in control occurs, you will have the right to require us to repurchase your notes as described below under “—Repurchase at Option of Holders Upon a Change in Control.” We may not redeem the notes prior to December 5, 2004.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries will be restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

The notes are issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples thereof.

The notes are currently evidenced by one global note, which is deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. The global note and any notes issued in exchange for the global note are subject to restrictions on transfer and bear the legend regarding those restrictions set forth under “Notice to Investors.” Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

•	you cannot get notes registered in your name if they are represented by the global note;

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes;

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

•	all payments on the global note will be made to DTC or its nominee.

The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee, called participants, and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC, for their participants’ interests, and the records kept by those participants, for interests of persons held by participants on their behalf.

Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse, that is, next-day, funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlements in immediately available funds will have on trading activity in those beneficial interests.

We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC’s practice is to determine by lot the amount of the holdings of each participant to be redeemed.

We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

DTC has also advised us as follows:

•
DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

•
DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

•	Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

•	Certain participants, or their representatives, together with other entities, own DTC; and

•
Indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The initial conversion rate is equal to 47.7213 shares per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $20.96 per share. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained by the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the conversion date, except as described below in this paragraph. Any note surrendered for conversion during the period from the close of business on any regular record date to the opening of business on the next succeeding interest payment date, except notes, or portions thereof, called for redemption or to be repurchased, must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. In the case of any note that has been converted after any regular record date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such note on such regular record date.

No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date.

You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

The conversion rate is subject to adjustment for, among other things:

•	dividends and other distributions payable in our common stock on shares of our capital stock;

•
the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for stockholders entitled to receive such rights, options or warrants, provided that the conversion price will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

•	subdivisions, combinations and reclassifications of our common stock;

•	distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

•	those dividends, rights, options, warrants and distributions referred to above;

•	dividends and distributions paid exclusively in cash; and

•	distributions upon mergers or consolidations discussed below;

•
distributions consisting exclusively of cash, excluding any cash portion of distributions referred to immediately above, or cash distributed upon a merger or consolidation to which the next succeeding bullet point applies, to all holders of our common stock in an aggregate amount that, combined together with:

•	other all-cash distributions made within the preceding 365–day period in respect of which no adjustment has been made; and

•
any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365–day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of the common stock on the record date for such distribution and the number of shares of common stock then outstanding; and

•	the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

•
any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustment has been made; and

•
the aggregate amount of all cash distributions referred to above to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

We have issued rights to all of our holders of common stock pursuant to the stockholder rights plan described under “Description of Capital Stock.” To the extent that our rights plan is still in effect, upon conversion of the notes the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible solely into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors’ determination in this regard will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event that otherwise would be a change in control as defined below.

If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See “Certain United States Federal Income Tax Consequences—U.S. Holders.”

Subordination

The notes are subordinated and, as a result, the payment of the principal, any premium and interest, including liquidated damages, on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full, in cash or other payment satisfactory to holders of senior debt, of all of our senior debt to the extent provided in the indenture. The notes are also effectively subordinated to any debt or other liabilities of our subsidiaries. As of March 31, 2002, we had approximately $91.0 million of senior debt and the aggregate amount of indebtedness and other liabilities of our subsidiaries was approximately $14.7 million, excluding intercompany liabilities and deferred revenue.

“Senior debt” is defined in the indenture to mean: the principal of, and premium, if any, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable or rent or other obligations, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed in connection with, any of the following:

•	any credit or loan agreement, note, bond, debenture or other written obligation;

•	our incurring obligations for money borrowed;

•	any note or similar instrument issued by us in connection with the acquisition of any businesses, properties or assets of any kind;

•	our leasing real or personal property:

•	under leases if all or portion of the lessee’s rental obligations are required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; or

•
under leases, participation agreements, guarantees or similar documents entered into by us in connection with the leasing or real or personal property by us or any of our subsidiaries which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property for a fixed price or otherwise guarantee a residual value of leased property to the lessor or a third party, whether or not such lease is properly classified as an operating or capital lease in accordance with generally accepted accounting principles;

•	any interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts of similar agreements of arrangements;

•	any letter of credit, bankers’ acceptances and similar facilities, including reimbursement obligations with respect to the foregoing;

•	any deferred purchase price of property or services;

•
all obligations of the type referred to in the above clauses of another person and any dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for with we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which are secured by a lien on our property; and

•
renewals, extensions, modifications, replacements, restatements and refunding of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in the above clauses of this definition.

“Senior debt” does not include:

•	the notes;

•
any other indebtedness or obligation if its terms or the terms of the instrument under which or pursuant to which it is issued expressly provide that it is not superior in right of payment to the notes; or

•	any trade accounts payable or accrued liabilities arising in the ordinary course of business.

“Designated senior debt” means our obligations under any particular senior debt in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which we are a party, expressly provides that such indebtedness shall be designated senior debt for purposes of the indenture, including our obligations under the lease agreements dated as of June 1, 2000 with BNP Leasing Corporation, as amended, and related documents. The instrument, agreement or other document evidencing any designated senior debt may place limitations and conditions on the right of such senior debt to exercise the rights of designated senior debt.

We may not make any payment on account of principal, premium or interest, including liquidated damages, if any, on the notes, or redemption or repurchase of the notes, if:

•
we default in our obligations to pay principal, premium, interest or other amount on our designated senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any applicable grace period that we may have to make these payments; or

•	any other default occurs and is continuing on any designated senior debt; and

•	the default permits the holders of the designated senior debt to accelerate its maturity; and

•	the trustee has received a payment blockage notice from us, the holder of such debt or such other person permitted to give such notice under the indenture.

If payment of the notes have been blocked by a payment default on designated senior debt, payments on the notes may resume when the payment default has been cured or waived or ceases to exist.

If payments on the notes have been blocked by a nonpayment default on designated senior debt, payments on the notes may resume on the earlier of:

•	the date the nonpayment default is cured or waived or ceases to exist; or

•	179 days after the payment blockage notice is received.

No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis of any subsequent payment blockage notice. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a payment blockage notice, no new period of payment blockage can be commenced pursuant to a subsequent payment blockage notice unless and until both of the following are satisfied:

•	365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments of principal, any premium and interest with respect to the notes that have come due have been paid in full in cash.

In addition, all principal, premium, if any, interest and other amounts due on all senior debt must be paid in full in cash before you are entitled to receive any payment otherwise due upon:

•	any acceleration of the principal on the notes as a result of any event of default of the notes; or

•
any payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings.

In the event of insolvency, creditors who are holders of senior debt are likely to recover more, ratably, than you because of this subordination. The subordination may result in a reduction or elimination of payments on the notes to you.

In addition, the notes are “structurally subordinated” to all indebtedness and other liabilities of our subsidiaries, including trade payables and lease obligations. This occurs because our right to receive any assets of our subsidiaries upon their liquidation or reorganization, and your right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us.

The indenture does not limit our ability to incur senior debt or our ability or the ability of our subsidiaries to incur any other indebtedness.

Optional Redemption by Extreme Networks

On or after December 5, 2004, we may redeem the notes in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days notice to you.

The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

Period	Redemption Price
Beginning on December 5, 2004 and ending on November 30, 2005.	101.40%
Beginning on December 1, 2005 and ending on November 30, 2006.	100.70%

and thereafter is equal to 100% of the principal amount. In each case, we will pay interest to, but excluding the redemption date.

No sinking fund is provided for the notes, which means that the indenture does not require us to periodically redeem or retire the notes.

Payment and Conversion

We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York. Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on the May 15 or November 15, whether or not a business day, immediately preceding the relevant interest payment date (a “regular record date”). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date. Payments made to DTC as holder of one or more global notes will be made by wire transfer.

Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee’s agents has or will have any responsibility or liability for:

•
any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global note; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Notes may be surrendered for conversion at the Corporate Trust Office of the trustee in the Borough of Manhattan, New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under “—Conversion Rights.”

We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion.

All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon a Change in Control

If a “change in control” as defined below occurs, you will have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued but unpaid to, but excluding, the repurchase date.

At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in our common stock if we satisfy conditions provided in the indenture.

Within 30 days after the occurrence of a change in control, we are obligated to give to you notice of the change in control and of the repurchase right arising as a result of the change of control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

A change in control will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

•
any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

•
we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any such transaction:

•	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

•
pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

•
any transaction which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock.

However, a change in control will not be deemed to have occurred if:

•
the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days; or

•
all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change of control under the first and second bullet points in the preceding paragraph above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

For purposes of these provisions:

•	the conversion price is equal to $1,000 divided by the conversion rate;

•	whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act; and

•	“person” includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

The rules and regulations promulgated under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

We may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the initial purchasers, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Some of the events constituting a change in control could result in an event of default under our senior debt. Moreover, a change in control could cause an event of default under, or be prohibited or limited by, the terms of our senior debt. As a result, unless we were to obtain a waiver, a repurchase of the notes in cash could be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Although we have the right to repurchase the notes with our common stock, subject to certain conditions, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our other debt. See “—Subordination.”

Mergers and Sales of Assets by Extreme Networks

We may not consolidate with or merge into any other entity or convey, transfer, sell or lease our properties and assets substantially as an entirety to any entity, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease such entity’s properties and assets substantially as an entirety to us unless:

•
the entity formed by such consolidation or into or with which we are merged or the entity to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and, if we are not the surviving entity, the surviving entity assumes the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture; and

•
immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing.

Events of Default

Each of the following constitute an event of default under the indenture:

•	we fail to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to pay any interest, including any liquidated damages, on any note when due, which failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

•	we fail to provide notice of a change in control;

•	we fail to perform any other covenant in the indenture, which failure continues for 60 days following notice as provided in the indenture;

•
any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $30.0 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization involving us or any of our subsidiaries.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have offered reasonable indemnity to the trustee. Subject to providing indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may, subject to the subordination provisions of the indenture, accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the non-payment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see “Meetings, Modification and Waiver” below.

You will not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

•	you give the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

•	the trustee shall have failed to institute such proceeding within 60 days of the written request.

However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

We will be required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived and any past defaults by us under the indenture, except a default in the payment of principal, premium, if any, or interest, may be waived, either:

•	with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

•
by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the notes represented at such meeting.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	change the stated maturity of the principal or interest of a note;

•	reduce the principal amount of, or any premium or interest on, any note;

•	reduce the amount payable upon a redemption or mandatory repurchase;

•	modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

•	modify our right to redeem the notes in a manner adverse to the holders;

•	change the place or currency of payment on a note;

•	impair the right to institute suit for the enforcement of any payment on any note;

•	modify our obligation to maintain an office or agency in New York City;

•	modify the subordination provisions in a manner that is adverse to the holders of the notes;

•	adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

•
modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

•	reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

•	reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Registration Rights

We entered into a registration rights agreement dated as of December 5, 2001 between us and the initial purchasers of the notes. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we will, at our expense:

•	file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities;

•	use our reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued; and

•	use our reasonable efforts to keep effective the shelf registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding registrable securities.

We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 365-day period. We will provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

We may, upon written notice to all the holders of notes, postpone having the shelf registration statement declared effective for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest, referred to as “liquidated damages,” will accrue on the notes or shares of common stock issued upon conversion of the notes if such securities are restricted securities and either of the following registration defaults occurs:

•	on or prior to 90 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

•	on or prior to 180 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

In that case, liquidated damages will accrue on any notes and shares issued on conversion of the notes, which are then restricted securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default; and

•	0.50% of the principal amount per annum from and after the 91st day after the registration default.

In addition, the interest rate on all of the notes or shares of common stock issued upon conversion of the notes will be increased if such securities are restricted securities and if:

•
the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period; or

•
the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

In either event, the interest rate on the notes or shares of common stock issued upon conversion of the notes will increase by an additional 0.50% per annum from the 31st day of the 90-day period or the 91st day of the 12-month period if such securities are restricted securities. The increased rate will continue until the earlier of the following:

•
the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

•	two years after the date the notes are issued or, if earlier, until there are no outstanding registrable securities.

A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling security holder in the related prospectus;

•	may be required to deliver a prospectus to purchasers;

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed herewith.

Replacement of Notes

We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, that may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of stock upon conversion of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

The indenture, the notes, and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York.

The Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

DESCRIPTION OF CAPITAL STOCK

Extreme Networks’ authorized capital stock consists of 750,000,000 shares of common stock and 2,000,000 shares of preferred stock.

Common Stock

As of May 21, 2002, there were 115,150,568 shares of common stock outstanding held of record by approximately 397 stockholders. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to the following:

Dividends.    Holders of common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as the board of directors from time to time may determine.

Voting.    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by Extreme Networks’ certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Preemptive rights, conversion and redemption.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Liquidation, dissolution and winding-up.    Upon liquidating, dissolution or winding-up of Extreme Networks, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation of any preferred stock.

Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, upon payment therefore, duly and validly issued, fully paid and nonassessable.

Preferred Stock

The board of directors is authorized, without action by the stockholders, to designate and issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could have the effect of delaying, deferring or preventing a change in control of Extreme Networks. We have no current plans to issue any shares of preferred stock.

Stockholder Rights Plan

On April 27, 2001, we adopted a stockholder rights plan. The plan was implemented by declaring a dividend distribution of one one-thousandth of our series A preferred stock for each outstanding share of common stock. The distribution was paid as of May 14, 2001, to stockholders of record on that date. Each right entitles the registered holder to purchase from Extreme Networks one one-thousandth of a share of our series A preferred stock, $0.001 par value, at a price of $150.00 per right. The rights will be evidenced, with respect to all shares of common stock that are issued after May 14, 2001 and prior to the distribution date or earlier redemption or expiration of the rights, by certificates representing such shares of common stock. The rights will separate from the common stock and special shares become exercisable on or after the earlier of: (i) the tenth day following the first date of public announcement by Extreme Networks or by a person or group of affiliated or associated persons, who have beneficial ownership of 15% or more of our outstanding common stock, other than solely as a result of a reduction in the outstanding shares of our common stock, or such earlier date as a majority of the board of directors shall become aware of such acquisition of the common stock, and (ii) the tenth business day following the commencement of, or public announcement of an intention to commence, a tender or exchange offer by any person, the consummation of which would result in the beneficial ownership of 15% or more of the outstanding common stock by such person, together with its affiliates and associates.

The stockholder rights plan provides that, until the distribution date, or earlier redemption or expiration of the rights, the right will be represented by and transferred with, and only with, the common stock. Until the distribution date, new certificates issued for common stock after May 14, 2001, will contain a legend incorporating the rights agreement by reference. Until the distribution date, the surrender for transfer of any of Extreme Networks’ common stock certificate, with or without the aforesaid legend, will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders or record of Extreme Networks’ common stock as of the close of business on the distribution date, and such separate certificates alone will evidence the rights from and after the distribution date.

The rights have certain anti-takeover effects. Under certain circumstances the rights could cause substantial dilution to a person or group who attempts to acquire Extreme Networks on terms not approved by our board of directors. However, the rights should not interfere with any merger or other business combination approved by the board. Upon conversion of the notes, holders will receive, in addition to common stock, rights under the plan regardless of whether or not the rights have separated from the common stock.

Section 203 of The Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder, (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaw Provisions

Provisions of our certificate of incorporation and bylaws may delay or prevent a change in control or changes in our management. These provisions include:

•	the division of the board of directors into three separate classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors; and

•	the ability of the board of directors to alter our bylaws without getting stockholder approval.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Mellon Investor Services LLC.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of the notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with holders that will hold notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we sometimes refer to as the Code, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell notes under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their “issue price” as defined in Section 1273 of the Code and who hold the notes as capital assets and does not discuss the tax considerations applicable to subsequent purchasers of the notes.

For purposes of this summary, the term “U.S. holder” means a holder that is either, as determined for U.S. federal income tax purposes, (1) a citizen or resident of the United States, or U.S.; (2) an entity formed under the laws of the U.S. or a state of the U.S.; (3) an estate the income of which is subject to U.S. federal income tax regardless of its source; (4) a trust subject to the primary supervision of a court within the U.S. and the control of a U.S. fiduciary as described in Section 7701(a)(30). A “non-U.S. holder” is any holder other than a U.S. holder.

Extreme Networks has not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of any applicable foreign, state, local or other tax laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. In certain circumstances, holders of Extreme Networks notes may be entitled to receive payments in excess of principal or stated interest. First, Extreme Networks may be required to make additional payments as liquidated damages if Extreme Networks does not file or cause to be declared effective a registration statement, as described under “Description of Notes—Registration Rights.” Second, if, upon a change of control, a holder requires Extreme Networks to repurchase some or all of the holder’s notes and Extreme Networks elects to pay the repurchase price in shares of its common stock, the value of the stock could exceed the sum of the principal amount of the notes and accrued and unpaid interest. Extreme Networks does not believe that, as a result of these additional payments, the notes will be issued with original issue discount. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” Extreme Networks believes that there is only a remote possibility that (i) it will be required to pay liquidated damages, or (ii) a change of control will occur and, upon a holder’s election to cause Extreme Networks to repurchase notes, Extreme Networks will elect to pay the repurchase price in stock. Extreme Networks’ determination regarding the likelihood of these additional payments is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, Extreme Networks pays liquidated damages,

U.S. holders would probably be required to recognize additional interest income. The consequences of a repurchase of notes for Extreme Networks common stock upon a change of control are described below under “U.S. Holders—Sale, Exchange or Redemption of the Notes.”

Sale, Exchange or Redemption of the Notes

A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received in exchange for the note. The holder’s tax basis in the note will generally be the cost of the note to the holder. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those rates applicable to ordinary income. The deductibility of capital losses is subject to limitations.

If, upon a change in control, a holder requires us to repurchase some or all of the holder’s notes and we elect to pay the repurchase price in shares of our common stock, the redemption would probably qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as “securities” for these purposes. While the matter is not free from doubt, we believe that the notes will qualify as securities. In that case, the exchange of notes for common stock would qualify as a recapitalization, and a U.S. holder would not recognize any income, gain or loss on the holder’s receipt of our common stock in exchange for notes. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder’s aggregate basis in the stock would equal his adjusted basis in the note at the time of the recapitalization, exclusive of any tax basis allocable to a fractional share. The holder’s holding period for the stock would include the period during which he held the note.

Conversion of the Notes

A U.S. holder who converts his note into common stock generally will not recognize any income, gain or loss. The holder will recognize gain, however, to the extent that the holder receives cash in lieu of a fractional share. The holder’s aggregate basis in the common stock will equal his adjusted basis in the note at the time of conversion, exclusive of any tax basis allocable to a fractional share, and the holder’s holding period for the stock will include the holding period of the note converted.

Dividends

If, after a U.S. holder converts a note into common stock, Extreme Networks makes a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds Extreme Networks’ current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Sale of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of principal, premium, if any, and interest on a note, payments of dividends on Extreme Networks common stock, payments of the proceeds of the sale of a note and payments of the proceeds of the sale of Extreme Networks common stock, and a 30.5% backup withholding tax may apply to such payments if the holder either (i) fails to demonstrate that the holder comes within certain exempt categories of holders or (ii) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, is notified by the IRS that he has failed to report payments of interest and dividends properly, or under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Special Tax Rules Applicable to Non-U.S. Holders

For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a treaty resident, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Taxation of Interest

Generally any interest paid to a non-U.S. holder of a note that is not U.S. trade or business income will not be subject to U.S. tax if the interest qualifies as “portfolio interest.” Generally interest on the notes will qualify as portfolio interest if (1) the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all Extreme Networks voting stock and is not a “controlled foreign corporation” with respect to which Extreme Networks is a “related person” within the meaning of the Code, (2) the beneficial owner, under penalty of perjury, certifies that the beneficial owner is not a U.S. person and such certificate provides the beneficial owner’s name and address and (3) the non-U.S. holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business.

In general, a foreign corporation is a controlled foreign corporation if at least 50% of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10% of the corporation’s voting stock.

The gross amount of payments of interest to a non-U.S. holder that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular U.S. rates rather than the 30% gross rate. In the case of a non-U.S. holder that is a corporation, such U.S. trade or business income may also be subject to the branch profits tax, which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income, at a 30% rate. The branch profits tax may not apply, or may apply at a reduced rate, if a recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the non-U.S. holder must provide a properly executed Form W-8BEN or W-8ECI, or such successor forms as the IRS designates, as applicable, prior to the payment of interest. These forms must be periodically updated. Under new regulations which are effective with respect to payments made after December 31, 2000, a non-U.S. holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Certain special procedures are provided in such new regulations for payments through qualified intermediaries.

Sale, Exchange or Redemption of Notes

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a non-U.S. holder on the sale, exchange or redemption of a note generally will not be subject to U.S. federal income tax, unless (1) such gain is U.S. trade or business income, (2) subject to certain exceptions, the non-U.S. holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, (3) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States, or (4) in the case of the disposition of Extreme Networks common stock, Extreme Networks is a U.S. real property holding corporation. Extreme Networks does not believe that it is currently a “United States real property holding corporation,” or that it will become one in the future.

Conversion of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income tax on the conversion of notes into Extreme Networks common stock, except with respect to cash, if any, received in lieu of a fractional share or interest which does not qualify for the portfolio interest exemption, is not U.S. trade or business income and has not been previously included in income. Cash received in lieu of a fractional share may give rise to gain that would be subject to the rules described above for the sale of notes.

Dividends

Dividends paid to a non-U.S. holder on common stock received on conversion of a note will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by complying with certification requirements. Some of the common means of meeting this requirement are described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.”

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to exceptions, some of which are described above under “Special Tax Rules Applicable to Non-U.S. Holders—Sale, Exchange or Redemption of Notes.”

U.S. Federal Estate Tax

The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest, exempt from withholding tax as described above under “Special Tax Rules Applicable to Non-U.S. Holders—Taxation of Interest.” Because Extreme Networks is a U.S. corporation, its common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. The specified payments subject to reporting include interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to adhere to the reporting structure by neglecting to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The withholding tax rate is currently 30.5%, and will be further reduced in stages thereafter, down to 28% beginning in 2006. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to non-U.S. holders of dividends on common stock, or interest on notes, will generally not be subject to information reporting or backup withholding. To avoid backup withholding on dividends, a non-U.S. holder will have to certify its nonresident status.

Payments made to non-U.S. holders by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding as long as the non-U.S. holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, if any, or will be otherwise refundable provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF EXTREME NETWORKS NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITY HOLDERS

We originally issued the notes offered hereby in a private placement in December 2001. The initial purchasers of the notes resold them to persons the initial purchasers reasonably believed be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, which term as used in the prospectus, includes the initial purchasers’ transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock issued upon conversion of the notes.

The following table sets forth information, unless otherwise noted, as of May 30, 2002, with respect to the selling securityholders and the respective principal amounts of notes and common stock that each selling securityholder beneficially owns that may be offered pursuant to this prospectus. We have obtained this information from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes pursuant to this prospectus, no estimate can be given to us as to the amount of the notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
AFTRA Health Fund(3)	$170,000.00	*	8,113	8,113	0
Allstate Insurance Company(4), (5)	$650,000.00	*	31,019	31,019	0
Allstate Life Insurance Company(4), (5)	$400,000.00	*	19,089	19,089	0
AIG/National Union Fire Insurance(28)	$460,000.00	*	21,952	21,952	0
Amaranth LLC(5), (6)	$4,500,000.00	2.3%	214,746	214,746	0
Amaranth Securities LLC(5), (6)	$7,800,000.00	3.9%	372,226	372,226	0
Arkansas PERS(28)	$625,000.00	*	29,826	29,826	0
AXP Bond Fund, Inc.(29)	$2,750,000.00	1.4%	131,234	131,234	0
AXP Variable Portfolio—Managed Fund(29)	$520,000.00	*	24,815	24,815	0
AXP Variable Portfolio—Bond Fund(29)	$1,160,000.00	*	55,357	55,357	0
Bank Austria Cayman Islands, Ltd.(7)	$7,630,000.00	3.8%	364,114	364,114	0
Canyon Capital Arbitrage Master Fund, Ltd.(5), (8)	$2,100,000.00	1.1%	100,215	100,215	0
Canyon Mac Is. Ltd. (RMF) (5), (8)	$350,000.00	*	16,702	16,702	0
Canyon Value Realization Fund (Cayman), Ltd.(5), (8)	$3,150,000.00	1.6%	150,322	150,322	0
Citisam Fund Ltd.(29)	$3,900,000.00	2.0%	186,113	186,113	0
Clinton Riverside Convertible Portfolio(9)	$1,052,000.00	*	50,203	50,203	0
Clinton Multistrategy Master Fund, Ltd.(9)	$1,175,000.00	*	56,073	56,073	0
Conseco Fund Group—Convertible Securities Fund(5), (10)	$500,000.00	*	23,861	23,861	0
Deephaven Domestic Convertible Trading Ltd.(5), (11)	$5,000,000.00	2.5%	238,607	238,607	0
Delaware PERS(28)	$900,000.00	*	42,949	42,949	0
Deutsche Banc Alex Brown, Inc.(12), (13)	$13,635,000.00	6.8%	650,680	650,680	0
Duke Endowment(28)	$160,000.00	*	7,635	7,635	0
FAMILIAR Convertible Securities Fund(28)	$90,000.00	*	4,295	4,295	0
First Union Securities(12), (30)	$16,827,000.00	8.4%	803,006	803,006	0
Goldman, Sachs and Company(12)	$635,000.00	0.3%	30,303	30,303	0
Granville Capital Corporation(14)	$2,500,000.00	1.3%	119,303	119,303	0
Harris Insight Convertible Securities Fund(29)	$100,000.00	*	4,772	4,772	0
HighBridge International LLC(15)	$11,500,000.00	5.8%	548,795	548,795	0
ICI American Holdings Trust(28)	$300,000.00	*	14,316	14,316	0
IMF Convertible Fund(29)	$700,000.00	*	33,405	33,405	0
Income Portfolio(29)	$70,000.00	*	3,340	3,340	0
Investcorp—Sam Fund Ltd.(29)	$3,550,000.00	1.8%	169,411	169,411	0
KBC Financial Products (Cayman Islands)(16)	$2,500,000.00	1.3%	119,303	119,303	0
LDG Limited(17)	$1,000,000.00	*	47,721	47,721	0
Lincoln National Convertible Securities Fund(29)	$1,000,000.00	*	47,721	47,721	0
Lincoln National Global Asset Allocation Fund, Inc.(5), (29)	$30,000.00	*	1,432	1,432	0

	Principal Amount of Notes		Number of Shares of Common Stock
Selling Securityholder(1)	Beneficially Owned and Offered Hereby(1)	Percentage of Notes Outstanding	Beneficially Owned(1)(2)	Offered Hereby	Owned After the Offering
Mainstay Convertible Fund(3), (5)	$2,260,000.00	1.1%	107,850	107,850	0
Mainstay VP Convertible Portfolio(3), (5)	$730,000.00	*	34,837	34,837	0
Mann Convertible Bond Master Fund, Ltd.(18)	$6,424,000.00	3.2%	306,562	306,562	0
McMahan Securities Co, L.P.(12), (19)	$50,000.00	*	2,386	2,386	0
Morgan Stanley & Co.(12)	$12,000,000.00	6.0%	572,656	572,656	0
New York Life Insurance Company(3), (12)	$1,050,000.00	*	50,107	50,107	0
New York Life Insurance Company(3), (12)	$2,490,000.00	1.2%	118,826	118,826	0
New York Life Separate Account #7(3), (5)	$300,000.00	*	14,316	14,316	0
Nomura Securities International Inc.(12), (20)	$4,500,000.00	2.3%	214,746	214,746	0
Ondeo Nalco(28)	$100,000.00	*	4,772	4,772	0
Otter Creek International(21)	$2,820,000.00	1.4%	134,574	134,574	0
Otter Creek Partners I, L.P.(21)	$1,480,000.00	*	70,628	70,628	0
Pacific Life Insurance Company(22)	$500,000.00	*	23,861	23,861	0
Pimco Convertible Fund(29)	$500,000.00	*	23,861	23,861	0
Pioneer High Yield Fund(29)	$1,000,000.00	*	47,721	47,721	0
Putnam Asset Allocation Funds—Balanced Portfolio(5), (29)	$210,000.00	*	10,021	10,021	0
Putnam Asset Allocation Funds—Conservative Portfolio(5), (29)	$160,000.00	*	7,635	7,635	0
Putnam Convertible Income—Growth Trust(5), (29)	$1,450,000.00	*	69,196	69,196	0
Putnam Convertible Opportunities and Income Trust(5), (29)	$50,000.00	*	2,386	2,386	0
Putnam Variable Trust—Putnam VT Global Asset Allocation Fund(5), (29)	$50,000.00	*	2,386	2,386	0
Ramius Capital Group(5), (7)	$1,000,000.00	*	47,721	47,721	0
RCG Halifax Master Fund, Ltd.(7)	$350,000.00	*	16,702	16,702	0
RCG Latitude Master Fund, Ltd.(7)	$3,270,000.00	1.6%	156,049	156,049	0
RCG Multi Strategy, LP(7)	$750,000.00	*	35,791	35,791	0
Rhapsody Fund, L.P.(29)	$6,100,000.00	3.1%	291,100	291,100	0
Robertson Stephens(12), (31)	$12,000,000.00	6.0%	572,656	572,656	0
Southern Farm Bureau Life Insurance(28)	$470,000.00	*	22,429	22,429	0
Starvest Combined Portfolio(28)	$500,000.00	*	23,861	23,861	0
State of Oregon/Equity(28)	$2,750,000.00	1.4%	131,234	131,234	0
State Street Bank & Trust	$341,000	*	16,273	16,273	0
St. Thomas Trading, Ltd.(18)	$10,541,000.00	5.3%	503,030	503,030	0
Sunrise Partners LLC(5), (23)	$1,500,000.00	*	71,582	71,582	0
Syngenta AG(28)	$150,000.00	*	7,158	7,158	0
Thomas Weisel Partners(12), (24)	$4,000,000.00	*	190,885	190,885	0
Total Return Portfolio(29)	$790,000.00	*	37,700	37,700	0
TQA Master Plus Fund, Ltd.(29)	$1,250,000.00	*	59,652	59,652	0
TQA Master Fund, Ltd.(29)	$2,000,000.00	1.0%	95,443	95,443	0
UFJ Investments Asia Ltd.(25)	$100,000.00	*	4,772	4,772	0
Vivace Fund LP(29)	$400,000.00	*	19,089	19,089	0
Willmington Trust Co. as owner and TTEE for the Forestal Funding Master Trust(26)	$5,000,000.00	2.5%	238,607	238,607	0
WM Advisors, Inc. on behalf of SunAmerica Series Trust Asset Allocation Portfolio(5), (29)	$500,000.00	*	23,861	23,861	0
WM High Yield Fund(5), (29)	$7,500,000.00	3.8%	357,910	357,910	0
Zeneca Holdings Trust(28)	$225,000.00	*	10,737	10,737	0
Zorich Institutional Benchmark Master Fund Ltd.(29)	$1,000,000.00	*	47,721	47,721	0
TOTAL	$200,000,000.00	100.0%	9,544,260	9,544,260	0	(27)

*	Less than 1%
(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus if and when necessary.
(2)
Assumes a conversion price of $20.96 per share, and a cash payment in lieu of any fractional share interest. However, this conversion price will be subject to adjustment as described under “Description of Notes-Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)	This selling securityholder is a non-public entity. Tom Wynn, portfolio manager, has voting and investment control over the securities that this selling securityholder beneficially owns.
(4)
This selling securityholder is a non-public entity that is a wholly owned subsidiary of Allstate Corporation. David A. Goacher, subject to compliance with the applicable investment policy and other internal policies and procedures, has voting and investment control over the securities that this selling securityholder beneficially owns.

(5)
This selling securityholder is an affiliate of a registered broker-dealer. This selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business.

This selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.
(6)	This selling securityholder is a non-public entity. Nicholas Maounis has voting and investment control over the securities that this selling securityholder beneficially owns.
(7)	This selling securityholder is a non-public entity. Alex Adair, portfolio manager, has voting and investment control over the securities that this selling securityholder beneficially owns.
(8)
This selling securityholder is a non-public entity. R. Christian B. Evensen, Mitchell Julis, and Joshua S. Friedman, each an authorized member, have voting and investment control over the securities that this selling securityholder beneficially owns.

(9)	This selling securityholder is a non-public entity. Mike Vacca has voting and investment control over the securities that this selling securityholder beneficially owns.
(10)	This selling securityholder is a non-public entity. Paul Kocoras, the portfolio manager, has voting and investment control over the securities that this selling securityholder beneficially owns.
(11)	This selling securityholder is a non-public entity. Shawn Bergerson has voting and investment control over the securities beneficially that this selling securityholder beneficially owns.
(12)
Deutsche Banc Alex Brown, Inc., First Union Securities, Goldman, Sachs and Company, McMahan Securities Co., L.P., Morgan Stanley & Co., New York Life Insurance Company, Nomura Securities International Inc., Robertson Stephens and Thomas Weisel Partners are each registered broker-dealers who acquired the securities for investment purposes, and, accordingly, are underwriters. Please see the discussion under “Plan of Distribution” for the required disclosure regarding the foregoing broker-dealers.

(13)
This selling securityholder is a non-public entity. Dan Azzi, Dan Gold, Marge O’Brian and Lela Boen have voting and investment control over the securities that this selling securityholder beneficially owns.

(14)	This selling securityholder is a non-public entity. John Shannon, Attorney-in-Fact, has voting and investment control over the securities that this selling securityholder beneficially owns.
(15)
This selling securityholder is a non-public entity. Glenn Dubin, Henry Swieca and Mark Vanalore have voting and investment control over the securities that this selling securityholder beneficially owns.

(16)	This selling securityholder is a non-public entity. Ivan Rehder, managing director, has voting and investment control over the securities that this selling securityholder beneficially owns.
(17)
This selling securityholder is a non-public entity. John Idone and Robert Buttman of TQA Advisors have voting and investment control over the securities that this selling securityholder beneficially owns.

(18)	This selling securityholder is a non-public entity. John Null and Jeffrey Hansen have voting and investment control over the securities that this selling securityholder beneficially owns.
(19)	This selling securityholder is a non-public entity. D. Bruce McMahon, general partner, has voting and investment control over the securities that this selling securityholder beneficially owns.
(20)
This selling securityholder is a non-public entity and is wholly owned by Nomura Holdings America, Inc., a wholly owned subsidiary of Nomura Holdings, Inc., a publicly traded company in Japan. Robert Citrino, managing director, has voting and investment control over the securities that this selling securityholder beneficially owns.

(21)	This selling securityholder is a non-public entity. Roger Keith Long, president, has voting and investment control over the securities that this selling securityholder beneficially owns.
(22)	This selling securityholder is a non-public entity. Simon Lee has voting and investment control over the securities that this selling securityholder beneficially owns.
(23)	This selling securityholder is a non-public entity. S. Donald Sussman has voting and investment control over the securities that this selling securityholder beneficially owns.
(24)
This selling securityholder is a non-public entity. Eric Grant, a representative of the trading desk, has voting and investment control over the securities that this selling securityholder beneficially owns.

(25)	This selling securityholder is a non-public entity. Nobuyuki Hidaka, managing director, has voting and investment control over the securities that this selling securityholder beneficially owns.
(26)
This selling securityholder is a non-public entity. Mary Kay Pupillo, senior financial services officer, has voting and investment control over the securities that this selling securityholder beneficially owns.

(27)
Assumes that any other holders of notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(28)	This selling securityholder is managed by Froley, Revy Investment Co., Inc. Accounts, a company registered under the Investment Company Act of 1940.
(29)	This selling securityholder is a registered investment company under the Investment Company Act of 1940.
(30)	This selling securityholder is the entity under which Wachovia Corporation, a publicly held entity, conducts its asset management, mutual fund, brokerage and insurance businesses.
(31)	This selling securityholder is a division of BancAmerica Robertson Stephens, an investment banking subsidiary of BankAmerica Corporation, a publicly held entity.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the underlying common stock offered under this registration statement. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•
through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

In November 2001, we entered into a purchase agreement with Goldman, Sachs & Co., Merrill Lynch & Co. and Robertson Stephens, as the initial purchasers, with respect to the notes. In accordance with the purchase agreement, the initial purchasers acquired $175,000,000 in aggregate principal amount of notes. The initial purchasers proposed to offer the notes for sale at the initial offering price of the private placement. After the notes were released for sale, the initial purchasers could change the offering price and other terms.

Under the purchase agreement, we granted the initial purchasers an over-allotment option to purchase up to an additional $25,000,000 in aggregate principal amount of notes. The initial purchasers subsequently exercised the over-allotment option.

In connection with the purchase of $200,000,000 in aggregate principal notes, we paid discounts and commissions to the initial purchasers of 3% of the principal amount of the notes purchased. We incurred total expenses of approximately $1,250,000 in connection with the offering, excluding underwriting discounts and commissions. Also, we agreed to indemnify the initial purchasers against various liabilities, including liabilities under the Securities Act.

The initial purchasers may purchase and sell notes and common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by an initial purchaser of a greater principal amount of notes than it is required to purchase in the offering of the notes. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

These activities by the initial purchasers may stabilize, maintain or otherwise affect the market price of the notes and common stock. As a result, the price of the notes and common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced by an initial purchaser, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

There is no established public trading market for the notes. The initial purchasers have advised us that they intended to make a market in the notes. However, as the initial purchasers of the notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice.

The notes are not listed on any securities exchange or included in any automated quotation system. The notes are eligible for trading on The PortalSM Market.

To our knowledge, Deutsche Banc Alex Brown, Inc., First Union Securities, Goldman, Sachs and Company, McMahan Securities Co. LP, Morgan Stanley & Co., New York Life Insurance Company, Nomura Securities International Inc., Robertson Stephens and Thomas Weisel Partners are the only selling securityholders who are registered broker-dealers. As such, they are underwriters of the notes. We do not have a material relationship with any of these broker-dealers and none of these broker-dealers has the right to designate or nominate a member or members of our board of directors.

To our knowledge, Allstate Insurance Company, Allstate Life Insurance Company, Amaranth LLC, Amaranth Securities LLC, Canyon Capital Arbitrage Master Fund, Ltd., Canyon Mac Is. Ltd. (RMF), Canyon Value Realization Fund (Cayman), Ltd., Conseco Fund Group, Deephaven Domestic Convertible Trading Ltd., Lincoln National Global Asset Allocation Fund, Mainstay Convertible Fund, Mainstay VP Convertible Fund, New York Life Separate Account #7, Putnam Asset Allocation Funds – Balanced Portfolio, Putnam Asset Allocation Funds – Conservative Portfolio, Putnam Convertible Income – Growth Trust, Putnam Convertible Opportunities and Income Trust, Putnam Variable Trust – Putnam VT Global Asset Allocation Fund, Ramius Capital, Sunrise Partners LLC and WM Advisors, Inc. are the only selling securityholders who are affiliates of a registered broker-dealer. Each of these selling securityholders has represented to us that they purchased the notes with the expectation of reselling them in the ordinary course of business and that they did not have an agreement or understanding, directly or indirectly, with any person to distribute the notes at the time they purchased them. We do not have a material relationship with any of these affiliates and none of these affiliates has the right to designate or nominate a member or members or our board of directors.

If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•
on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. Any selling securityholder may instead transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

Our common stock trades on the Nasdaq National Market under the symbol “EXTR.” We do not intend to apply for listing of the notes on any exchange or for quotation through Nasdaq, therefore no assurance can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors.”

There can be no assurance that any selling securityholder will sell any or all of the notes or the underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

The validity of the notes and the shares of common stock issued upon conversion of the notes will be passed upon for us by Gray Cary Ware & Freidenrich LLP (“Gray Cary”), Palo Alto, California.

As of February 20, 2002 certain attorneys of Gray Cary (directly and indirectly) held approximately 20,578 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our annual report on Form 10-K for the year ended June 30, 2001, as set forth in their report, which is incorporated by reference in this registration statement. Our financial statements and schedule, as of June 30, 2001 and 2000 and for the three years in the period ended June 30, 2001, are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$18,400
Accounting fees and expenses	$33,000
Legal fees and expenses	$35,000
Printing and engraving expenses	$25,000
Trustee’s fees and expenses	$25,000
Miscellaneous expenses	$3,600

Total	$140,000

Item 15.     Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation and bylaws provided that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the board of directors and the stockholders, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the registrant in which indemnification is being sought nor is the registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the registrant.

The registrant has obtained liability insurance for the benefit of its directors and officers.

Item 16.     Exhibits and Financial Statement Schedules.

Exhibits:

Exhibit Number	Description
3.4*	Amended and Restated Bylaws of the Company(1)

3.5*	Restated Certificate of Incorporation of the Company(2)

3.6*	Certificate of Amendment of Restated Certificate of Incorporation of the Company(3)

3.7*	Certificate of Designation of the Company(4)

Exhibit Number	Description
4.3*	Indenture between the Company and State Street Bank and Trust Company of California, N.A., dated as of December 5, 2001(5)
4.4*	Registration Rights Agreement between the Company and the Initial Purchasers of the Company’s 3.5% Convertible Subordinated Notes, dated as of December 5, 2001(6)
5.1	Opinion of Gray Cary Ware & Freidenrich LLP
10.15*	Purchase Agreement between the Company and the Initial Purchasers of the Company’s 3.5% Convertible Subordinated Notes, dated as of November 29, 2001(7)
12.1*	Statements re: Computations of Ratios(8)
23.1	Consent of Gray Cary Ware & Freidenrich LLP (contained in Exhibit 5.1)
23.2	Consent of Ernst & Young LLP, independent auditors
24.1	Power of Attorney contained in the signature page hereof
25.1*	Statement of Eligibility of Trustee on Form T-1(9)

*	Previously filed.
(1)	Incorporated by reference to Exhibit 3.4 to the Company’s current report on Form 8-K/A filed June 7, 2001.
(2)	Incorporated by reference to Exhibit 3.5 to the Company’s annual report on Form 10-K filed September 26, 2001.
(3)	Incorporated by reference to Exhibit 3.6 to the Company’s annual report on Form 10-K filed September 26, 2001.
(4)	Incorporated by reference to Exhibit 3.7 to the Company’s annual report on Form 10-K filed September 26, 2001.
(5)	Incorporated by reference to Exhibit 4.3 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(6)	Incorporated by reference to Exhibit 4.4 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(7)	Incorporated by reference to Exhibit 10.15 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(8)	Incorporated by reference to Exhibit 12.1 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(9)	Incorporated by reference to Exhibit 25.1 to the Company’s registration statement on Form S-3 filed February 26, 2002.

Item 17.    Undertakings.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Santa Clara, State of California on May 31, 2002.

EXTREME NETWORKS, INC.

By:	/s/ GORDON L. STITT
Gordon L. Stitt President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gordon L. Stitt and Howard L. Covert, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-facts and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ GORDON L. STITT Gordon L. Stitt	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 31, 2002

/s/ HAROLD L. COVERT Harold L. Covert	Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 31, 2002

* Charles Carinalli	Director	May 31, 2002

* Promod Haque	Director	May 31, 2002

Name	Title	Date

* Ken Levy	Director	May 31, 2002

* Lawrence Orr	Director	May 31, 2002

* Peter Wolken	Director	May 31, 2002

*By:	/s/ GORDON L.STITT	Attorney-in-Fact
Gordon L. Still

*By:	/s/ HAROLD L. COVERT	Attorney-in-Fact
Harold L. Covert

INDEX TO EXHIBITS

Exhibit Number	Description

3.4*	Amended and Restated Bylaws of the Company(1)

3.5*	Restated Certificate of Incorporation of the Company(2)

3.6*	Certificate of Amendment of Restated Certificate of Incorporation of the Company(3)

3.7*	Certificate of Designation of the Company(4)

4.3*	Indenture between the Company and State Street Bank and Trust Company of California, N.A., dated as of December 5, 2001(5)

4.4*	Registration Rights Agreement between the Company and the Initial Purchasers of the Company’s 3.5% Convertible Subordinated Notes, dated as of December 5, 2001(6)

5.1	Opinion of Gray Cary Ware & Freidenrich LLP

10.15*	Purchase Agreement between the Company and the Initial Purchasers of the Company’s 3.5% Convertible Subordinated Notes, dated as of November 29, 2001(7)

12.1*	Statements re: Computations of Ratios(8)

23.1	Consent of Gray Cary Ware & Freidenrich LLP (contained in Exhibit 5.1)

23.2	Consent of Ernst & Young LLP, independent auditors

24.1	Power of Attorney contained in the signature page hereof

25.1*	Statement of Eligibility of Trustee on Form T-1(9)

*	Previously filed.
(1)	Incorporated by reference to Exhibit 3.4 to the Company’s current report on Form 8-K/A filed June 7, 2001.
(2)	Incorporated by reference to Exhibit 3.5 to the Company’s annual report on Form 10-K filed September 26, 2001.
(3)	Incorporated by reference to Exhibit 3.6 to the Company’s annual report on Form 10-K filed September 26, 2001.
(4)	Incorporated by reference to Exhibit 3.7 to the Company’s annual report on Form 10-K filed September 26, 2001.
(5)	Incorporated by reference to Exhibit 4.3 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(6)	Incorporated by reference to Exhibit 4.4 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(7)	Incorporated by reference to Exhibit 10.15 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(8)	Incorporated by reference to Exhibit 12.1 to the Company’s registration statement on Form S-3 filed February 26, 2002.
(9)	Incorporated by reference to Exhibit 25.1 to the Company’s registration statement on Form S-3 filed February 26, 2002.